Filed Pursuant to Rule 253(g)(2)

File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 23 DATED DECEMBER 14, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – 1118 Ave 56, LLC - Update

On May 10, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Lending”) a first mortgage loan with a maximum principal balance of $3,125,000 (the “Square One Homes Ave 56 Senior Loan”). The borrower, 1118 Ave 56, LLC, a California limited liability company (“Square One Homes Ave 56”), used the loan proceeds to purchase 28,680 square feet of land that is entitled at 1118-1128 N Avenue 56, Los Angeles, CA (the “Square One Homes Ave 56 Property); during the loan term, Square One Homes Ave 56 completed design and construction documents and filed the construction documents with the city for building permits. The Square One Homes Ave 56 Senior Loan was secured by the Square One Homes Ave 56 Property.

On December 11, 2017, Square One Homes Ave 56 paid off the investment for the full amount of the Square One Ave 56 Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 9% interest received per annum. Principal drawn to date amounted to $3,125,000 as of the pay-off date. Square One Ave 56 sold the property to a private home builder, who intends to proceed through construction of the homes.